UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

FBR Capital Markets Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

3024 7C 30 1
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,371,231
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,371,231
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,371,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,371,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners (PF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,371,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,371,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Holdings (TE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,371,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,371,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Offshore Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,371,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,371,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,772,813
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,772,813
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,772,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON PN

Item 1.

(a)   Name of Issuer

FBR Capital Markets Corporation

(b)   Address of Issuer’s Principal Executive Offices

1001 Nineteenth Street North
Arlington, VA  22209

Item 2.

(a)    Name of Person Filing

See Item 2(b) below.

(b)    Address of Principal Business Office or, if none, Residence

(1)	Forest Holdings LLC
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(2)	Crestview Partners, L.P.
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(3)	Crestview Partners (PF), L.P.
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(4)	Crestview Holdings (TE), L.P.
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(5)	Crestview Offshore Holdings (Cayman), L.P.
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(6)	Crestview Partners GP, L.P.
c/o Crestview, L.L.C.
667 Madison Avenue
New York, NY 10021

(c)    Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)    Title of Class of Securities

Common Stock, par value $0.001 per share

(e)    CUSIP Number

3024 7C 30 1

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)  Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners GP, L.P. (“Crestview GP”) may be deemed to have beneficial ownership of 5,172,813 shares of the reported securities and 2,600,000 options to purchase shares of the reported securities directly beneficially owned by Forest Holdings LLC and by Forest Holdings (ERISA) LLC.

Crestview GP is the general partner of Crestview Partners, L.P., Crestview Offshore Holdings (Cayman), L.P. (the “Cayman Fund”), Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P. (the “TE Fund”) and Crestview Partners (ERISA), L.P.

Crestview Partners, L.P., the Cayman Fund, Crestview Partners (PF), L.P. and the TE Fund are 67.4, 16.2, 11.7 and 4.7% members, respectively, in Forest Holdings LLC, which is the record owner of 4,905,560 shares of the reported securities and 2,465,671 options to purchase shares of the reported securities.

Crestview Partners (ERISA), L.P. is the sole member of Forest Holdings (ERISA) LLC, which is the record owner of 267,253 shares of the reported securities and 134,329 options to purchase shares of the reported securities.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)  Percent of class:

See item 11 on Cover Pages to this Schedule 13G.

(c)  Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)  Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)  Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

Forest Holdings LLC

By:	Crestview Partners, L.P., as Member
By: Crestview Partners GP, L.P, as General Partner
By: Crestview, L.L.C., as General Partner

By:	/s/ Wing Sommers Keith
	Name:	Wing Sommers Keith
	Title:	Chief Operating Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Offshore Holdings (Cayman), L.P.

By:	Crestview Partners GP, L.P, as General Partner
By: Crestview, L.L.C., as General Partner

By:	/s/ Wing Sommers Keith
	Name:	Wing Sommers Keith
	Title:	Chief Operating Officer

Crestview Partners GP, L.P.

By: Crestview, L.L.C., as General Partner

By:	/s/ Wing Sommers Keith
	Name:	Wing Sommers Keith
	Title:	Chief Operating Officer